

D Jones Professional Services

MYWAY Cash Flow Statement 7/13/2018

Fiscal year begins: 11/28/2017 thru 7/13/2018	Total
Cash on Hand (beginning of month)	0

Cash Receipts

EQUITY DEPOSIT	73,880
Collections from CR accounts	0
Loan/other cash injections	0
Total	73,880
Total Cash Available (before cash out)	73,880

Cash Paid Out

BANK FEES	165
BUSINESS DEVELOPMENT EXPENSE	61,633
CONSULTANT	3,500
PROFESSIONAL & LEGAL FEES	6,579
SOFTWARE	8
BUSINESS TAXES	400
Total	72,284

Cash Paid Out (Non P&L)

Loan principal payment	0
Capital purchase (specify)	0
Other startup costs	0
Reserve and/or escrow	0
Owners' withdrawal	0
Total	0
Total Cash Paid Out	72,284

Cash Position (end of month)	1,596

AUDITED

DAVID JONES

2594 BLANDING BLVD.

MIDDLEBURG, FLORIDA 32068

904-406-9364 FAX 800-401-5985

David Jones